                         SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934


                             GLOBAL ONE DISTRIBUTION &
                                MERCHANDISING, INC.
                                -------------------
                                  (Name of Issuer)


                            Common Stock, $.01 Par Value
                            ----------------------------
                           (Title of Class of Securities)


                                    378927 10 7
                                    -----------
                                   (CUSIP Number)


                              Albert A. Woodward, Esq.
                                 Maun & Simon, PLC
                          2000 Midwest Plaza Building West
                                 801 Nicollet Mall
                           Minneapolis, Minnesota  55402
                                   (612) 904-7400
                                   --------------
                        (Name, Address and Telephone Number
                          of Person Authorized to Receive
                            Notices and Communications)


                                  October 13, 1998
                                  ----------------
                        (Date of Event which Requires Filing
                                 of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                       (Cover page continued on next 2 pages)

                                    SCHEDULE 13D

                               CUSIP NO. 378927 10 7


------------------------------------------------------------- --------------------
(1) Names of reporting persons............................    DAVID B. JOHNSON
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------- --------------------
(2) Check the appropriate box if a member of a group (see     (a)     X
instructions)                                                 --------------------
                                                              (b)
------------------------------------------------------------- --------------------
(3) SEC use only..........................................
------------------------------------------------------------- --------------------
(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- --------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- --------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- --------------------
Number of shares beneficially owned by each reporting
person with:

     (7) Sole voting power................................    13,477,900

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    13,477,900

     (10) Shared dispositive power........................    -0-
------------------------------------------------------------- --------------------
(11) Aggregate amount beneficially owned by each reporting    13,477,900
person.
------------------------------------------------------------- --------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------- --------------------
(13) Percent of class represented by amount in Row (11)...    46.23%
------------------------------------------------------------- --------------------
(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- --------------------

                                    SCHEDULE 13D


                               CUSIP NO. 378927 10 7


------------------------------------------------------------- --------------------
(1) Names of reporting persons............................    STANLEY D. RAHM
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------- --------------------
(2) Check the appropriate box if a member of a group (see     (a)     X
instructions)
------------------------------------------------------------- --------------------
                                                              (b)
------------------------------------------------------------- --------------------
(3) SEC use only..........................................
------------------------------------------------------------- --------------------
(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- --------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- --------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- --------------------
Number of shares beneficially owned by each reporting
person with:

     (7) Sole voting power................................    4,000,179

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    4,000,179

     (10) Shared dispositive power........................    -0-
------------------------------------------------------------- --------------------
(11) Aggregate amount beneficially owned by each reporting    4,000,179
person.
------------------------------------------------------------- --------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------- --------------------
(13) Percent of class represented by amount in Row (11)...    17.68%
------------------------------------------------------------- --------------------
(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- --------------------

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the voting common stock, par value $.01, of Global One Distribution & Merchandising, Inc. (the "Issuer"), a Delaware corporation, having its principal place of business at 5548 Lindbergh Lane, Bell, California 90201-6410.


ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed jointly by the individuals identified below (collectively the "Holders"):

               David B. Johnson
               c/o Miller, Johnson & Kuehn, Incorporated
               5500 Wayzata Boulevard, Suite 800
               Minneapolis MN 55416

               Stanley D. Rahm
               c/o Miller, Johnson & Kuehn, Incorporated
               5500 Wayzata Boulevard, Suite 800
               Minneapolis MN 55416

Miller, Johnson & Kuehn, Incorporated ("MJK") is a full service, self-clearing registered broker-dealer. The Holders are two of the principal executive officers and equity owners of MJK.

     Neither of the above-referenced Holders has, during the past five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has either of the Holders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, either of the Holders became subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Each Holder is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The voting common shares of the Issuer were purchased by each Holder from available cash resources.


ITEM 4.  PURPOSE OF TRANSACTION.

     See Item 3. The Holders have acquired the common stock of the Issuer for investment purposes. Although the Holders have no plans to acquire additional shares of the Issuer, they specifically reserve the right to purchase additional shares of the Issuer or to sell shares if they deem it in their best interest. The Holders do not have any plans or proposals respecting extraordinary corporate transactions effecting the Issuer, sale of its assets, changes in its board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or the listing of the Issuer's securities or similar actions.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Information with respect to the aggregate number of shares, and the percentage of all outstanding shares of common stock beneficially owned as of October 19, 1998 by each of the Holders is set forth below:

                                                    Percentage of
          Name           Number of Shares         Outstanding Shares
          ----           ----------------         ------------------
     David B. Johnson      13,477,900                   46.25%
     Stanley D. Rahm        4,000,179                   17.68%


     Mr. Johnson's shares include 8,129,400 shares purchasable pursuant to the exercise of warrants or the conversion of debt instruments. Mr. Rahm's shares include 1,607,487 shares purchasable pursuant to the exercise of warrants or the conversion of debt instruments. According to the Issuer's 10-Q report filed November 11, 1997 covering the quarter ended September 30, 1997, the Issuer had 21,011,947 outstanding shares of common stock, par value $.01, as of November 10, 1997. The Holders, at the present time, together own 7,741,192 shares of the Issuer's outstanding voting common stock, constituting approximately 36.8% of the outstanding shares as last reported.

     The Holders' response to Items 7 through 13 of the cover pages of the statement and Item 3 above, are incorporated herein by reference.

Transactions by the Holders in the securities of the Issuer in the last sixty
(60) days are as follows:

     1. On June 26, 1998, David Johnson, along with persons and entities controlled by Mr. Johnson, purchased convertible promissory notes ("Notes") from the Issuer in the total principal amount of $93,000. The Notes are immediately convertible into 1,860,000 share of the Issuer's common stock at a purchase price of $.05 per share and expire ten years from the date of the Note.

     2. On June 26, 1998, Mr. Rahm, along with persons and entities controlled by Mr. Rahm, purchased Notes from the Issuer in the total principal amount of $12,500. The Notes are immediately convertible into 250,00 shares of the Issuer's common stock at a purchase price of $.05 per share and expire ten years from the date of the Note.

     3. On October 13, 1998, Mr. Johnson purchased 5,200,000 shares of the Issuer's common stock at a purchase price of $.0125 per share.

     4. On October 13, 1998, Mr. Rahm, along with persons and entities controlled by Mr. Rahm, purchased 2,070,192 shares of the Issuer's common stock at a purchase price of $.0125 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A -- Agreement as to joint filing pursuant to Regulation Section 240.13d-1(f)(1)(iii).

                                     SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  October 23, 1998

                                   /s/ David B. Johnson
                                   ---------------------------------
                                   David B. Johnson

                                     SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  October 23, 1998

                                   /s/ Stanley D. Rahm
                                   ---------------------------------
                                   Stanley D. Rahm

                                     EXHIBIT A

                            AGREEMENT AS TO JOINT FILING


     Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Global One Distribution & Merchandising, Inc. is being filed on behalf of each of the undersigned.


                         /s/ David B. Johnson
                         -------------------------------------------
                         David B. Johnson

                         /s/ Stanley D. Rahm
                         -------------------------------------------
                         Stanley D. Rahm